LANTIS LASER INC.
11 Stonebridge Court
Denville, New Jersey 07834

February 17, 2009

VIA EDGAR AND FAX

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lantis Laser Inc. (the “Company”)
Registration Statement Form SB-2 on Form S-1, as amended
(File No.   333-146331)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 p.m. Eastern Standard Time, on Tuesday, February 17, 2009, or as soon thereafter as practicable.

In connection herewith, the Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission”), or theCommissions staff, acting pursuant to delegated authority, declare the filing effective, itdoes not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, indeclaring the filing effective, does not relieve the Company from its full responsibility forthe adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in anyproceeding initiated by the Commission or any person under the deferral securities lawsof the United States.

Sincerely, LANTIS LASER INC.

By:	/s/ Stan Baron
Stan Baron
President